ATCO
GROUP

Corporate Office

Telephone: (403) 292-7547
Fax: (403) 292-7623
email: Jodene.dutnall@atco.com

May 4, 2007

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 5 - Declaration of Dividends and Press Release

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

J Dutnall

Jodene Dutnall
Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Enclosure(s)

dw 6/1

ILE NO. 82-34744

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Canadian Utilities Limited

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
CU.PR.A	0.3625	CAD	05/03/2007	05/17/2007	06/01/2007
CU	0.315	CAD	05/03/2007	05/17/2007	06/01/2007
CU.X	0.315	CAD	05/03/2007	05/17/2007	06/01/2007
CU.PR.B	0.3750	CAD	05/03/2007	05/17/2007	06/01/2007

Filed on behalf of the Issuer by:

Name: Frances van der Basch
Phone: 4032927564
Email: frances.vanderbasch@atco.com
Submission Date: 05/03/2007
Last Updated: 05/03/2007

FILE NO. 82-34744

CANADIAN UTILITIES LIMITED
An ATCO Company

News Release

CANADIAN UTILITIES LIMITED
Corporate Head Office: 1400, 909 - 11 Avenue S.W., Calgary, Alberta T2R 1N6 Tel: (403) 292-7500

For Immediate Release
May 3, 2007

Canadian Utilities Limited Announces Increase to Quarterly Dividend

CALGARY, Alberta – The Board of Directors of Canadian Utilities Limited, an ATCO Company, announced an increase to its second quarter dividend to 31.5 cents per share. The second quarter dividend of 31.5 cents per share will be paid on June 01, 2007, to shareholders of record on May 17, 2007.

The second quarter dividend of 31.5 cents per Class A non-voting and Class B common share (TSX: CU, CU.X) is a 3.3% increase over the 30.5 cents paid in the previous quarter and an 8.6% increase over the 29.0 cents paid in the last quarter of 2006. Canadian Utilities Limited has increased its annual common share dividend each year since its inception as a holding company in 1972.

The Board also declared the following Cumulative Redeemable Second Preferred Share Dividends:

Shares		TSX Stock Symbol	Dividend Per Share ($)	Record Date (2007)	Payment Date (2007)
Series W	5.80%	CU.PR.A	0.362500	17-May	01-Jun
Series X	6.00%	CU.PR.B	0.375000	17-May	01-Jun

These dividends are eligible dividends for Canadian income tax purposes.

Canadian Utilities Limited is part of the ATCO Group of Companies (www.atco.com). Canadian Utilities Limited is a Canadian based worldwide organization of companies with assets of approximately $7.1 billion and more than 6,000 employees, actively engaged in three main business divisions: Power Generation; Utilities (natural gas and electricity transmission and distribution) and Global Enterprises, with companies active in technology, logistics and energy services. More information about Canadian Utilities Limited can be found on its website www.canadian-utilities.com.

For further information, please contact:

K.M. (Karen) Watson
Senior Vice President & Chief Financial Officer
Canadian Utilities Limited
(403) 292-7502

END

Forward-Looking Information:

Certain statements contained in this news release may constitute forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "plan", "expect", "may", "will", "intend", "should", and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in the forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of regulatory decisions, competitive factors in the industries in which the Corporation operates, prevailing economic conditions, and other factors, many of which are beyond the control of the Corporation. Due to the nature of the Corporation's operations, quarterly revenues and earnings are not necessarily indicative of annual results.

The forward-looking statements contained in this news release represent the Corporations' expectations as of the date hereof, and are subject to change after such date. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.